AURORA CANNABIS INC.
Suite 900 – 510 Seymour Street
Vancouver, British Columbia Canada V6B 3J5
Telephone: 1-855-279-4652

(the “Company”)

NOTICE OF CHANGE OF AUDITOR
(the “Notice”)

To:	MNP LLP, Chartered Professional Accountants

And To:	KPMG LLP, Chartered Professional Accountants

1.	The directors of the Company do not propose to re-appoint MNP LLP, Chartered Professional Accountants, as auditors for the Company; and

2.

The directors of the Company propose to appoint KPMG LLP, Chartered Professional Accountants, as successor auditors of the Company, in place of MNP LLP, Chartered Professional Accountants, effective on July 1, 2018, following the release of the Company’s annual financial statements for the Company’s financial year ended June 30, 2018.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

1.

MNP LLP, Chartered Professional Accountants, was asked to resign as auditor of the Company, effective July 1, 2018, the beginning of the fiscal year 2019,to facilitate the appointment of KPMG LLP, Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia Canada V6E 4T5;

2.	MNP LLP, Chartered Professional Accountants, has not expressed any reservation in its report for the most recently completed two fiscal years of the Company, and the date of this Notice;

3.

In the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the Company’s two most recently completed fiscal years of the Company and the date of this Notice; and

4.	The Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 25th day of September, 2018

AURORA CANNABIS INC.

Glen Ibbott,
Chief Financial Officer

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